CF GLOBAL TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CF Global Trading, LLC & Subsidiaries

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 1455
(No. and Street)

New York	New York	10165
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edouard Dejoux 212-888-4711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edouard Dejoux _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CF Global Trading, LLC & Subsidiaries _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



Signature



MICHAEL K BEETLE
Notary Public - State of New York
NO. 01BE6097425
Qualified in Suffolk County
My Commission Expires Aug 18, 2023

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of CF Global Trading, LLC and Subsidiaries:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and Subsidiaries (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 26, 2021

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 10,379,780
Segregated reserve accounts	217,422
Due from brokers – net of current credit loss allowance of $133,907	4,367,331
Clearing deposit	1,000,000
Prepaid expenses	275,826
Fixed assets - net of accumulated depreciation and amortization of $ 2,190,519	176,214
Research credits receivable	16,174
Right of use lease assets	688,417
Other assets	191,980
	$ 17,313,144

LIABILITIES

Accounts payable and accrued expenses	$ 3,507,143
Research credits payable	213,896
Lease liabilities	738,971
	4,460,010

MEMBERS' CAPITAL

Members' interest	13,330,576
Accumulated other comprehensive loss – foreign exchange	(477,442)
	12,853,134
	$ 17,313,144

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2020

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue for an indefinite time, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement"). CF Global Trading (UK) Ltd, incorporated in the United Kingdom and Authorized and Regulated by the Financial Conduct Authority, and CF Global (HK) Limited, incorporated in Hong Kong and licensed by the Securities and Futures Commission, are wholly-owned subsidiaries of the Parent and act as agency or introducing brokers in their respective region.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

[2] Principles of consolidation:

The consolidated financial statements of CF Global Trading, LLC and Subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly-owned subsidiaries, CF Global (HK) Limited, and CF Global Trading (UK) Limited. Comprehensive income relates to foreign translation gains and losses due to consolidation with non-U.S. entities. All material intercompany transactions and balances have been eliminated in consolidation. The financial statements are presented in US Dollars.

[3] Cash, cash equivalents and restricted cash:

The Company considers money market funds and highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include foreign bank balances in the amount of $4,969,906.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated statement of financial condition with the total of the same such amounts presented in the consolidated statement of cash flows.

	12/31/2020
Cash	$10,379,780
Restricted cash included in segregated reserve accounts	217,422
Total cash and restricted cash shown in the consolidated statement of cash flows	$ 10,597,202

	01/01/2020
Cash	$ 8,525,417
Restricted cash included in segregated reserve accounts	145,038
Total cash and restricted cash shown in the consolidated statement of cash flows	$ 8,670,455

Restricted cash included in segregated reserve accounts on the consolidated statement of financial condition represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and Rule 15c3-3 of the SEC. This cash is held within a special reserve bank account for the benefit of customers.

CONFIDENTIAL

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Due from brokers, clearing deposit and accounting for credit losses:

Effective January 1 ,2020 the Company adopted FASB ASC 326, Financial Instruments – Credit Losses ("ASC 326").

The Company identified receivables form other broker dealers carried as impacted by the new guidance. As a non-clearing broker, the Company has its customers' transactions cleared through the executing broker or other broker-dealers pursuant to clearance agreements. The Company's receivables from broker-dealers and clearing organizations include commissions receivable from settled and unsettled trades, accrued interest receivables and cash deposits.

In accordance with ASC 326, the company estimates a current expected credit loss ("CECL") as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the CECL estimate as an allowance for credit losses. Changes in the CECL allowance are reported in Credit Loss expense. The allowance for credit losses is calculated based on the company's expectation of the collectability of the receivables considering factors such as historical experience, credit quality, age of the balances and current and future conditions that may affect the Company. The company's expectation is that the credit risk associated with commission receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

For commissions receivable from trades settled pursuant to clearance agreements, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time as the trades are settled daily between the clearing organization and the Company's customers. The Company proactively monitors the settlement activity between the clearing organization and its customers and reviews the credit quality of its counterparties.

The amount receivable from brokers and clearing organizations in the consolidated statement of financial condition increased from $2,936,097 as at December 31, 2019 to $4,367,331 as at December 31, 2020. The clearing deposits in the amount of $500,000 and $500,000 are held as a security by the clearing brokers for CF Global Trading LLC and CF Global Trading (UK) Ltd., respectively. The Company's CECL allowance as at December 31, 2020 totaled $133,907 versus $86,485 as at December 31, 2019

The amount due from brokers in the consolidated statement of financial condition consists of cash balances and the net of receivables and payables for unsettled trades. The clearing deposits in the amount of $500,000 and $500,000 are held as a security by the clearing brokers for CF Global Trading LLC and CF Global Trading (UK) Ltd., respectively.

	12/31/2020	12/31/2019
Amounts receivable from clearing organizations		
Security Deposit	1,000,000	750,345
Cash deposit	2,918,521	917,590
Trades pending settlement	73,520	642,649
Commission receivable	532,740	718,509
Total	$ 4,524,781	$ 3,029,092
Receivable from brokers	976,457	743,834
CECL	(133,907)	(86,485)
Total	$ 842,550	$ 657,349
Grand Total	$ 5,367,331	$ 3,686,441

[5] Revenue recognition:

The Company complies with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commission Income:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. This commission income is the only class of revenue for the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Soft Dollar Arrangements:

The Company permits certain of its customers to allocate a portion of their commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as "soft dollar arrangements". The Company acts as an agent in the provision of research and the commissions on soft dollar brokerage are recorded net of the related expenditures on an accrual basis. The net commission is recorded on the trade date, which is when the Company believes the performance obligation is satisfied.

There was no revenue recorded in 2020 from deferred balances at December 31, 2019.

At January 1, 2020 and December 31, 2020, there were no receivables, contract assets or contract liabilities.

[6] Translation of foreign currencies:

The financial position and results of operations of the Company's foreign subsidiaries are measured using the foreign subsidiary's local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the year. Assets and liabilities have been translated at the rates of exchange on the consolidated statement of financial condition date. The resulting translation gain or loss adjustment is shown as other comprehensive income in the consolidated statement of operations and is described further in Note H of these notes to consolidated financial statements.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction losses included in operations totaled $57,864 in 2020.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

[7] Depreciation and amortization:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, whichever is shorter.

[8] Income taxes:

The Parent has elected to be classified as a partnership for U.S. federal income tax purposes. The Parent is not required to pay income taxes on income, profits or capital gains. Each member's applicable share of the Company's taxable income is reported on the member's individual income tax returns. The Company paid $26,100 in taxes during the year. Income taxes totaling $213,211 were paid by its foreign subsidiaries for the year ended December 31, 2020.

CONFIDENTIAL

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Parent and CF Global Trading (UK) Limited are subject to the New York City unincorporated business tax, which requires an add-back for members' compensation. The difference between the effective tax rate and statutory rate for Unincorporated Business Tax ("UBT") of 4% results from adjustments to book income for nondeductible expenses, foreign subsidiary income not included for New York City purposes, apportionment of taxable income between New York City and other locations and the add-back of members' guaranteed payments. The Company allocated 25.91% its business income to New York City resulting in a taxable income of $2,172.

The Company is also subject to income taxes from non-U.S. jurisdictions and is a Domestic Pass-Through entity under Section 965. For the year ended December 31, 2020, income before income taxes includes approximately $2,742,000 of income attributable to the UK subsidiary that is taxed at a rate of 19%. Each member's applicable share of the Company's U.S. and state taxable income and Section 965 income is reported on the member's individual income tax returns.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the consolidated statement of operations.

For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized in 2020.

There are currently no income tax returns under audit.

[9] **Use of estimates:**

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[10] **Client commission arrangement or research credits:**

The Company ensures commission arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act as amended, which provides for the payment of research, brokerage, and other permissible expenses.

NOTE C – MEMBERS' CAPITAL

Members' capital consists of common interests and management interests. Management interests represented 12.68% of members' capital as at December 31, 2020 and does not entitle the holder to vote on any Company related matter.

Income and losses are allocated among the members based on their participating percentages, as defined in the Company's LLC Agreement.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2020

NOTE D – NET CAPITAL REQUIREMENTS

CF Global Trading LLC is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2020, the Company had net capital of $1.834,832 which was $1,539,030 in excess of its required net capital of $295,801. The Company's ratio of aggregate indebtedness to net capital was 2.42 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and was required to maintain liquid capital of $384,615 as of December 31, 2020. As of December 31, 2020, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the UK Financial Conduct Authority (FCA). Under FCA rules, CF Global Trading (UK) Limited is required to maintain the Fixed Overhead Requirement, which at December 31, 2020 was $771,870. As of December 31, 2020, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule.

NOTE E – FIXED ASSETS

Fixed assets at December 31, 2020 are comprised of the following:

Computer and office equipment	$ 932,901
Furniture and fixtures	297,236
Leasehold improvements	357,293
Capitalized software	779,303
Total cost	2,366,733
Less accumulated depreciation	(2,190,519)
Fixed assets	$ 176,214

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2020

NOTE F – COMMITMENTS

The Company recognizes and measures its leases in accordance with FASB ASC 842 and used the modified retrospective approach in adopting the new standard. The Company has identified its arrangements that are within the scope of the guidance and has evaluated its leases, which is primarily comprised of operating real estate leases for its New York and overseas offices, as detailed below.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company made an accounting policy election by class of underlying asset, for office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

The Company has obligations as a lessee for office space and office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company had one lease for its New York office ending in 2022, secured by a letter of credit in the amount of $85,353 expiring July 1, 2021. The liability arising from the lease as at December 31 was $207,233. The Company's total liabilities arising from operating leases was $738,971 as at December 31, 2020 including $531,738 for its subsidiaries' operating leases in Hong Kong and London both ending in 2022.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$ 554,125
Variable lease cost	255,920
Short term lease cost	31,202
Total lease cost	$ 841,246

Amounts reported in the consolidated balance sheet as of December 31, 2020 were as follows
    Operating leases:
        Operating lease ROU assets $688,417
        Operating lease liabilities $738,971

Other information related to leases as of December 31, 2020 was as follows:
    Supplemental cash flow information:
        Cash paid for amounts included in the measurement of lease liabilities:
        Operating cash flow from operating leases $ 503,751

Notes to Consolidated Financial Statements
December 31, 2020

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases $ 528,273

Weighted average remaining lease term:
Operating leases 1.32 years

Weighted average discount rate:
Operating leases 3.95 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Total undiscounted lease payments	$	753,213
Less imputed interest		(14,242)
Total lease liabilities	$	738,971

The Company and its subsidiaries occupy office space under various noncancelable operating leases with terms expiring through 2022. Minimum rental commitments under non-cancelable leases are as follows:

Year Ending December 31, 2022		
2021	$	589,768
2022		154,908
	$	744,675

NOTE G - RELATED PARTY TRANSACTIONS

During 2020, the Company, in the ordinary course of business, received commissions of $367,043 from a customer whose principal is a member of the Company. No amounts were due from this related party at year end. The managing member of the Company also holds an investment in a fund managed by this entity.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2020

NOTE H - FINANCIAL INSTRUMENTS AND RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates, and the extent and timing of investor participation in the markets for both equities and interest-rate sensitive investments. Unexpected volatility or illiquidity in the markets could impair the Company's ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell investments quickly or at close to fair value.

The Company keeps most of its cash with a major bank and/or its clearing broker. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing broker are held primarily in money market mutual funds which are not covered by FDIC insurance.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2020

NOTE I - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition as of December 31, 2020 is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Adjustment/ Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 594,433	$ 4,969,906	$ 4,815,441	$ 10,379,780
Segregated reserve accounts	207,655	9,767	-	217,422
Due from brokers	1,050,295	3,304,785	12,251	4,367,331
Clearing deposit	500.000	500,000	-	1,000,000
Investments at fair value	4,740,249	-	(4,740,249)	-
Investments in subsidiaries	11,243,271	-	(11,243,271)	-
Due from subsidiary	2,126	247,037	(249,163)	-
Due from Parent	-	2,559,898	(2,559,898)	-
Fixed assets, net	52,626	123,588	-	176,214
Research credits receivable	16,174	-	-	16,174
Prepaid expenses	90,392	185,434	-	275,826
Right of use asset	195,805	492,612	-	688,417
Other assets	88,384	866,945	(763,349)	191,980
	$ 18,781,410	$ 13,259,972	$ (14,728,238)	$ 17,313,144
LIABILITIES				
Accounts payable and accrued expenses	$ 1,682,998	$ 1,824,145	$ -	$ 3,507,143
Research credits payable	194,126	19,770	-	213,896
Due to subsidiaries	2,559,898	247,036	(2,806,935)	-
Due to Parent	-	2,126	(2,126)	-
Due to brokers	-	-	-	-
Lease Liability	207,233	531,738	-	738,971
	4,644,256	2,624,815	(2,809,061)	4,460,010
MEMBERS' CAPITAL	14,137,154	10,635,157	(11,441,735)	13,330,576
Cumulative translation adjustment	-	-	(477,442)	(477,442)
	$ 18,781,410	$ 13,259,972	$ (14,728,238)	$ 17,313,144

NOTE K - Employee Benefit Plans

The Company has an agreement with a non-government pension fund in accordance with which employee contributions are made twice a month. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the Fund during the employment period and distributed by the Fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are expensed as incurred. Accordingly, the Company has no long-term commitments to provide funding, guarantees, or other support to the Fund. There were no employer contributions to the plan for the year ended December 31, 2020.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2020

NOTE L – **Recent Events and Risks Factors**

The Company's business does not produce predictable earnings by nature and the Company's results are affected by the global economic and financial markets conditions. Both remain vulnerable as the COVID-19 outbreak continues to cause significant disruption in business activity globally. Economic uncertainties have arisen which may negatively impact our businesses, financial condition, results of operations, cash flows, strategies and prospects. The extent of the ultimate impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and impact on our clients, employees, vendors and the markets in which we operate our businesses, all of which is uncertain at this time and cannot be predicted.

The World Health Organization declared the COVID-19 outbreak a pandemic on March 11, 2020. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability.

The Company has been able to enact procedures to abate the financial and operational effects of the outbreak. Although the challenges as a result of the pandemic are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

NOTE M – **Subsequent Events**

The Company has evaluated events that have occurred after the balance sheet date but before the financial statements are issued and has determined that there were no other subsequent events requiring adjustment or disclosure in the consolidated financial statements.